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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b), (c) and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 5)*

                             Carrizo Oil & Gas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    144577103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 5, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

--------------------------------------------------------------------------------
Names of Reporting Persons.
   1.     I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (23A SBIC), L.P. (f/k/a J.P. Morgan Partners
          (23A SBIC), LLC)
          13-3986302
--------------------------------------------------------------------------------
   2.     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
   3.     SEC Use Only
--------------------------------------------------------------------------------
   4.     Citizenship or Place of Organization
          Delaware

--------------------------------------------------------------------------------
 Number of                     5.  Sole Voting Power
 Shares Beneficially                              0
 Owned by Each                 -------------------------------------------------
 Reporting Person              6. Shared Voting Power
 With:                                            0
                               -------------------------------------------------
                               7. Sole Dispositive Power
                                                  0
                               -------------------------------------------------
                               8. Shared Dispositive Power
                                                  0 shares of Common Stock
--------------------------------------------------------------------------------
   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
  10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                                 |_|
--------------------------------------------------------------------------------
  11.     Percent of Class Represented by Amount in Row (9)
                             0%
--------------------------------------------------------------------------------
  12.     Type of Reporting Person (See Instructions)
                             PN
--------------------------------------------------------------------------------

                               Page 2 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

Preliminary Note: The information contained in this Schedule 13G has been filed to reflect the sale by the Reporting Person of all of the shares of Common Stock held by the Reporting Person.

Item 1.

      (a)   Name of Issuer:

            Carrizo Oil & Gas, Inc..

            Address of Issuer's Principal Executive Offices:

            14811 St. Mary's Lane, Suite 148, Houston, TX 77079.

Item 2.

      (a)   Name of Person Filing:

            J.P. Morgan Partners (23A SBIC), L.P.

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office or, if none, Residence:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   Citizenship:

            Delaware

      (d)   Title of Class of Securities (of Issuer):

            Common Stock

      (e)   CUSIP Number:

            144577103

Item 3. If this statement is filed pursuant to ss. ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned: 0


                               Page 3 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

(b)      Percent of Class:

                           0%

      (c)   Number of shares as to which such person has:

            (i)   0

            (ii)  Not applicable

            (iii) 0

            (iv)  Not applicable

Item 5. Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.  Identification and Classification of Members of the Group

            Not applicable.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable.


                               Page 4 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

                            J.P. MORGAN PARTNERS (23A SBIC), L.P.

                            By:  J.P. Morgan Partners (23A SBIC Manager)., Inc.,
                                    Its General Partner


                            By:  /s/ Jeffrey C. Walker
                                --------------------------------------------
                                Name:    Jeffrey C. Walker
                                Title:  President



                               Page 5 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103


                                  EXHIBIT 2(a)

This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (23A SBIC)") whose principal business is located at 1221 Avenue of the Americas, New York, NY 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employment of each executive officer and director of JPMP (23A Manager). As general partner of JPMP (23A SBIC), JPMP (23A Manager) may be deemed to beneficially own the shares held by JPMP (23A SBIC).

JPMP (23A Manager) is a wholly owned subsidiary of JPMorgan Chase Bank, a New York National Association, a National Banking Association, (hereinafter referred to as "JPMChase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMChase Bank.

Chase Bank is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 6 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                                                                      SCHEDULE A

                 J.P. MORGAN PARTNERS (23 A SBIC MANAGER), INC.

                              Executive Officers(1)

President                                             Jeffrey C. Walker*
Chief Investment Officer                              Arnold L. Chavkin*
Managing Director                                     Srinivas Akkaraju*
Managing Director                                     Christopher Albinson*
Managing Director                                     Dr. Dana Beth Ardi*
Managing Director                                     Richard Aube*
Managing Director                                     Christopher C. Behrens*
Managing Director                                     John Breckenridge*
Managing Director                                     Julie Casella-Esposito*
Managing Director                                     Rodney A. Ferguson*
Managing Director                                     Cornell P. French*
Managing Director                                     Michael R. Hannon*
Managing Director                                     Matthew Lori*
Managing Director                                     Jonathan R. Lynch*
Managing Director                                     Bryan Martin*
Managing Director                                     Sunil Mishra*
Managing Director                                     Stephen P. Murray*
Managing Director                                     Timothy Purcell*
Managing Director                                     John Reardon*
Managing Director                                     Faith Rosenfeld*
Managing Director                                     Shahan D. Soghikian*
Managing Director                                     William Stuck*
Managing Director                                     Patrick J. Sullivan*
Managing Director                                     Timothy J. Walsh*
Managing Director                                     Richard D. Waters, Jr. *
Managing Director                                     Damion E. Wicker, M.D.*


                                   Directors*

                               Jeffrey C. Walker*

--------

(1)   Each of whom is a United States citizen.
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                               Page 7 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                                                                      SCHEDULE B

                    JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

                              Executive Officers(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Chief Information Officer                               Austin A. Adams*
Co-Chairman, Investment Bank                            Steven D. Black*
Chief Executive Officer, Card Services                  William I. Campbell*
Chief Financial Officer                                 Michael J. Cavanagh*
Chairman, West Coast Region                             David A. Coulter*
Director of Human Resources, Head of Real
 Estate/Facilities, General Services, Security          John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Head, Commercial Banking                                Samuel Todd Maclin*
Head, Strategy and Business Development                 Jay Mandelbaum*
Co-General Counsel                                      William H. McDavid*
Chief Executive Officer, Treasury & Securities
 Services                                               Heidi Miller*
Head, Retail Financial Services                         Charles W. Scharf*
Executive Vice President, Card Services                 Richard J. Srednicki*
Head, Asset & Wealth Management                         James E. Staley*
Chief Risk Officer                                      Don M. Wilson III*
Co-Chairman, Investment Bank                            William T. Winters*

----------

(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 8 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103


                                   Directors(1)

 Name                              Principal Occupation or Employment;
                                   Business or Residence Address
--------------------------------------------------------------------------------
 William B. Harrison, Jr.          Chairman and Chief Executive Office
                                   JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
 James Dimon                       President and Chief Operating Officer
                                   JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
 David A. Coulter                  Chairman, West Coast Region
                                   JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
 Michael J. Cavanaugh              Chief Financial Officer
                                   JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
 Charles W. Scharf                 Head of Retail Financial Services
                                   JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------
 Don M. Wilson III                 Chief Risk Officer
                                   JPMorgan Chase & Co.
                                   270 Park Avenue
                                   New York, New York 10017
--------------------------------------------------------------------------------

----------
(1)   Each of whom is a United States citizen.


                               Page 9 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103

                                                                      SCHEDULE C


                              JPMORGAN CHASE & CO.

                              Executive Officers(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Chief Information Officer                               Austin A. Adams*
Co-Chairman, Investment Bank                            Steven D. Black*
Chief Executive Officer, Card Services                  William I. Campbell*
Chief Financial Officer                                 Michael J. Cavanagh*
Chairman, West Coast Region                             David A. Coulter*
Director of Human Resources, Head of Real
 Estate/Facilities, General Services, Security          John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Head, Commercial Banking                                Samuel Todd Maclin*
Head, Strategy and Business Development                 Jay Mandelbaum*
Co-General Counsel                                      William H. McDavid*
Chief Executive Officer, Treasury & Securities
 Services                                               Heidi Miller*
Head, Retail Financial Services                         Charles W. Scharf*
Executive Vice President, Card Services                 Richard J. Srednicki*
Head, Asset & Wealth Management                         James E. Staley*
Chief Risk Officer                                      Don M. Wilson III*
Co-Chairman, Investment Bank                            William T. Winters*


                                  Directors(1)


 Name                                Principal Occupation or Employment;
                                     Business or Residence Address
--------------------------------------------------------------------------------
 Hans W. Becherer                    Retired Chairman of the Board and
                                     Chief Executive Officer
                                     Deere & Company
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.
(1)   Each of whom is a United States citizen.


                               Page 10 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103



 Name                                Principal Occupation or Employment;
                                     Business or Residence Address
--------------------------------------------------------------------------------
 John H. Biggs                       Former Chairman and CEO
                                     TIAA - CREF
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                 Retired Chairman of the Board
                                     Honeywell International Inc.
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke                    President
                                     Comcast Cable Communications, Inc.
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                       President
                                     Henry Crown and Company
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                          President and Chief Operating Officer
                                     JPMorgan Chase & Co.
                                     270 Park Avenue, 8th Floor
                                     New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                      President and Trustee
                                     American Museum of Natural History
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 William H. Gray, III                Retired President and Chief Executive
                                     Officer
                                     The College Fund/UNCF
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 William B. Harrison, Jr.            Chairman of the Board and Chief Executive
                                     Officer
                                     JPMorgan Chase & Co.
                                     270 Park Avenue, 8th Floor
                                     New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.               Chairman and Chief Executive Officer
                                     Clear Creek Properties, Inc.
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017


                               Page 11 of 12 pages

                                    SCHEDULE 13G
Issuer: Carrizo Oil & Gas, Inc.                             CUSIP No.: 144577103


 Name                                Principal Occupation or Employment;
                                     Business or Residence Address
--------------------------------------------------------------------------------
 Lee R. Raymond                      Chairman of the Board and Chief Executive
                                     Officer
                                     Exxon Mobil Corporation
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler                     Owner
                                     John W. Kessler Company
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp                      Chairman
                                     The St. Paul Travelers Companies, Inc.
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian                Chairman and Chief Executive Officer
                                     Masco Corporation
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak                      Chairman and Chief Executive Officer
                                     Yum! Brands, Inc.
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 John R. Stafford                    Retired Chairman of the Board
                                     Wyeth
                                     c/o JPMorgan Chase & Co.
                                     270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------


                               Page 12 of 12 pages